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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609044 10 2
                                   -----------
                                 (CUSIP Number)

                                 Bruce Galloway
                           1325 Avenue of the Americas
                                   26th Floor
                            New York, New York 10019
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                September 4, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 5 Pages

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 2 of 5 Pages


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce Galloway  (for and on behalf of accounts over which he has control)
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        111,099
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               111,099
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      111,099
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 3 of 5 Pages


Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is 4201 Spring Valley Road, Suite 320, Dallas, Texas 75244.

Item 2. Identity and Background.

      (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.

      (d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The total amount of funds required by Mr. Galloway to acquire the shares of Common Stock reported in Item 5(c) was $52,123. Such shares of Common Stock were acquired with investment funds in accounts under management.

Item 4. Purpose of Transaction.

      The shares of Common Stock beneficially owned by the Reporting Person were acquired for and are being held for investment purposes. The Reporting Person purchased the shares of Common Stock based on his belief that the shares at current market prices are undervalued and represent an attractive investment opportunity. Mr. Galloway has had and may continue to have discussions with management and may have discussions with the Issuer's lenders. These discussions may involve a possible transaction with the Issuer, including acquiring control of the Issuer or a potential acquisition of the Issuer. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Person may, from time to time, purchase additional shares of Common Stock or sell shares of Common Stock in open market or privately negotiated transactions. The Reporting Person may, in the future, have influence over the corporate activities of the Issuer, including activities such as those described in subsections (a) through (j) of Item 4 of Schedule 13D.

      In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc. ("Europa"). As of October 5, 2001, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 214,400 shares of the Issuer's Common Stock, representing approximately 9.9% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 4 of 5 Pages


Item 5. Interest in Securities of the Issuer.

(a) As of October 5, 2001, Mr. Galloway is the beneficial owner of an aggregate of 111,099 shares of Common Stock, representing approximately 5.2% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 3,750 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 111,099 shares of Common Stock.

(c) Within the past 60 days, Mr. Galloway purchased shares of Common Stock on the open market as follows:

Date of Purchase       Number of Shares Purchased       Price per Share (in $)
-----------------      --------------------------       ----------------------
(all year 2001)

August 6               4,500                            3.98630

August 14              4,000                            2.85000

August 16              1,000                            2.80000

August 21              2,500                            2.85000

August 29              200                              3.00000

August 30              100                              3.00000

August 31              400                              3.00000

September 4            1,700                            3.05000

September 5            100                              3.05000

September 6            1,400                            3.05000

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP NO. 609044 10 2             SCHEDULE 13D                 Page 5 of 5 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 9, 2001                                        /s/ Bruce Galloway
                                        ----------------------------------------
                                        Bruce Galloway, individually